UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

KBS Real Estate Investment Trust, Inc.

(Name of Subject Company)

KBS Real Estate Investment Trust, Inc.

(Name of Person Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

482422 102

(CUSIP Number of Class of Securities)

Charles J. Schreiber, Jr.

Chief Executive Officer

KBS Real Estate Investment Trust, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(949) 417-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Carrie J. Hartley, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Tender Offer”) made jointly by Everest REIT Investors I, LLC and Everest REIT Investors II, LLC (together, the “Offeror”) to purchase up to 9,260,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares” or “Common Stock”), of KBS Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), at a purchase price of $2.56, in cash (without interest), per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 2017 (the “Offer to Purchase”), attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror on February 1, 2017, as amended from time to time (the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is KBS Real Estate Investment Trust, Inc. and the address and telephone number of its principal executive offices are 800 Newport Center Drive, Suite 700, Newport Beach, California 92660 and (949) 417-6500, respectively.

The title of the class of equity securities to which the Tender Offer relates is the Common Stock of the Company, $0.01 par value per Share. As of the close of business on February 10, 2017, there were 184,985,282 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offeror to purchase up to 9,260,000 Shares, at a price of $2.56, in cash (without interest), per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase.

Unless the Tender Offer is extended, it will expire at 5:00 p.m., Pacific Time, on Friday, March 10, 2017.

According to the Offeror’s Schedule TO, the Offeror’s business address is 199 S. Los Robles Ave., Suite 200, Pasadena, California 91101 and its telephone number is 800-611-4613.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and their executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled (i) “Part I, Item 1A. Risk Factors – Risks Related to Conflicts of Interest” and “Part III, Item 13. Certain Relationships and Related Party Transactions” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 16, 2016 (the “2015 Form 10-K”) and (ii) “Risk Factors,” “Proposal 1. The Plan of Liquidation Proposal – Interests in the Plan of Liquidation that Differ from Your Interests” and “Certain Information About Management – Director Independence,” “ – The Conflicts Committee” and “—Compensation of Directors” and “Stock Ownership” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on November 10, 2016 (the “2016 Proxy Statement”), all of which information is incorporated herein by reference. The 2015 Form 10-K and the 2016 Proxy Statement were previously made available to all of the Stockholders and are available for free on the SEC’s website at www.sec.gov.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)     Solicitation Recommendation.

The Board of Directors has thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer as described in the Schedule TO. In addition, the Board of Directors consulted with representatives of the Company’s external advisor, KBS Capital Advisors LLC (the “Advisor”), the Company’s management and legal advisors and Evercore Group L.L.C. (“Evercore”) in approving on October 5, 2016 the Company’s range of estimated net proceeds from liquidation of $3.27 to $3.68 per Share (the “Estimated Range of Liquidating Distributions”) as disclosed in the 2016 Proxy Statement. Further, the Board of Directors considered that the Stockholders approved the Company’s plan of complete liquidation and dissolution (the “Plan of Liquidation”) on January 27, 2017. For more information on the Plan of Liquidation, see the 2016 Proxy Statement and for more information on the calculation of the Estimated Range of Liquidating Distributions , see below “ – (c) Reasons for the Recommendation – The Key Reasons for the Recommendation.” Based on this analysis and these consultations, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs, despite the Stockholders’ approval of the Plan of Liquidation. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to the amount or timing of future liquidating distributions, despite the Stockholders’ approval of the Plan of Liquidation.

(b)     Background.

On February 1, 2017, the Offeror filed the Schedule TO with the SEC, commencing the Tender Offer.

On February 2, 2017, the Board of Directors received and reviewed a (i) copy of the Schedule TO filed by the Offeror on February 1, 2017 and (ii) memorandum from the Company’s legal advisors relating to the Schedule TO summarizing (a) certain details and terms of the Tender Offer, (b) the Board of Directors’ responsibilities and obligations in connection with the Tender Offer and (c) certain steps the Board of Directors would be required to take in response to the Tender Offer.

Based on the Board of Directors’ (i) review and analysis of the terms and conditions of the Tender Offer as described in the Schedule TO; (ii) own extensive knowledge of the Company’s business, historical financial performance and condition and portfolio of assets; (iii) consideration of the Stockholders’ approval of the Plan of Liquidation on January 27, 2017; and (iv) consultation with representatives of the Advisor, the Company’s management and legal advisors and Evercore in approving the Estimated Range of Liquidating Distributions of $3.27 to $3.68 per Share, on February 10, 2017, the Board of Directors unanimously determined that the Tender Offer was not in the best interests of the Company or its Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Offeror for purchase pursuant to the Tender Offer.

(c)     Reasons for the Recommendation.

The Process. In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer as described in the Schedule TO; (ii) evaluated various relevant and material factors in light of the Board of Directors’

knowledge of the Company’s business, historical financial performance and condition and portfolio of assets; (iii) considered that the Stockholders’ had approved the Plan of Liquidation on January 27, 2017; and (iv) considered the Estimated Range of Liquidating Distributions of $3.27 to $3.68 per Share approved by the Board of Directors on October 5, 2016, after consultation with representatives of the Advisor, the Company’s management and legal advisors and Evercore, all in order to assess the adequacy of the terms and conditions of the Tender Offer.

The Role of the Advisor. Because the Company has no direct employees, it relies on personnel employed by the Advisor and its affiliates for the day-to-day operation of the Company’s business and to carry out the liquidation process pursuant to the Plan of Liquidation. The Company’s Chairman of the Board and Chief Executive Officer, Charles J. Schreiber, Jr., is the Chief Executive Officer of the Advisor; the Company’s President, Peter M. Bren, is the President of the Advisor; the Company’s Chief Financial Officer, Jeffrey K. Waldvogel, is the Chief Financial Officer of the Advisor; one of the Company’s Executive Vice Presidents, Peter McMillan III, who is also one of the Company’s directors, is an Executive Vice President of the Advisor; and the Company’s other Executive Vice President, Keith D. Hall, is an Executive Vice President of the Advisor. Due to their unique familiarity with the Company’s portfolio of properties and operations, the Advisor and its personnel are well situated to provide the Board of Directors with relevant information regarding the Company’s business, historical financial performance and condition, portfolio of assets and the ongoing liquidation process.

The Key Reasons for the Recommendation. The reasons the Board of Directors believes that the Tender Offer is not in the best interests of the Company or its Stockholders include the following:

•	The Board of Directors notes the Stockholders’ approval of the Plan of Liquidation on January 27, 2017, the principal purpose of which is to maximize Stockholder value by selling the Company’s assets, paying its debts and distributing the net proceeds from liquidation to the Stockholders. As disclosed in the 2016 Proxy Statement, the Company intends to pay the initial liquidating distribution to Stockholders within one to two months of January 27, 2017, with such distribution to be funded from the proceeds from asset sales, and the Company intends to pay the final liquidating distribution to the Stockholders no later than 24 months after January 27, 2017, although the timing of this distribution will depend on when the Company sells its assets. The Company cannot provide assurance that the final distribution will be paid within that 24-month period. In addition, the Board of Directors may terminate, amend or modify the Plan of Liquidation without further action by the Stockholders to the extent permitted under then current law.

•	The Company estimates that if it is able to successfully implement the Plan of Liquidation, its net proceeds from liquidation and, therefore, the amount of cash that the Stockholders would receive for each Share of Common Stock that they then hold, could range between approximately $3.27 and $3.68 per Share. The Estimated Range of Liquidating Distributions of $3.27 to $3.68 per Share is significantly more than the Offer Price. Based on discussions with representatives of the Advisor and the Advisor’s knowledge and familiarity with the Company’s portfolio of properties, the Board of Directors believes that Estimated Range of Liquidating Distributions of $3.27 to $3.68 per Share has not been materially affected since November 10, 2016, the date the Company filed the 2016 Proxy Statement.

However, the Company’s expectations about the amount of liquidating distributions that it will pay and when it will pay them are based on many estimates and assumptions, one or more of which may prove to be incorrect. As a result, the actual amount of liquidating distributions the Company pays to the Stockholders may be more or less than the Estimated Range of Liquidating Distributions of $3.27 to $3.68 per Share and liquidating distributions may be paid later than the Company predicts. In addition to the risks that the Company generally faces in its business, there are numerous factors that could cause actual liquidating distribution payments to be lower or paid later than the Company expects. For more information, see “Risk Factors” in the 2016 Proxy Statement.

•

The Estimated Range of Liquidating Distributions of $3.27 to $3.68 per Share approved by the Company’s board of directors on October 5, 2016 is based on the range in estimated value per Share (the “EVPS”) of the Common Stock of $3.40 to $3.82 (the “EVPS Range”), also approved on October 5, 2016 and reduced for (i) expected disposition costs and fees related to future dispositions of real estate and real estate-related investments, and (ii) estimated corporate and other liquidation and dissolution costs not covered from the Company’s cash flow from operations. The EVPS is based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of Shares outstanding, all as of June 30, 2016, with the exception of certain adjustments subsequent to June 30, 2016, described in Item 8.01 of the Current Report on Form 8-K, filed with the SEC on October 7, 2016 (the “Valuation 8-K”), which is incorporated herein by reference. The Company’s board of directors approved the EVPS in part to assist the Company in calculating the Estimated Range of Liquidating Distributions.

The Company engaged Duff & Phelps, LLC (“Duff & Phelps”), an independent third-party real estate valuation firm, to provide appraisals for the majority of the Company’s real estate properties (the “Appraised Properties”). The Company’s real estate properties not valued by Duff & Phelps either were under contract to sell as of August 31, 2016 or were sold or disposed of subsequent to June 30, 2016 and prior to October 5, 2016 (the “Disposition Properties”). The Company also engaged Duff & Phelps to provide a calculation of the EVPS Range of the Common Stock. Duff & Phelps based this EVPS Range upon (i) its appraisals of the Appraised Properties or the contractual sales prices less actual or estimated disposition costs and fees in the case of the Disposition Properties and (ii) valuations performed by the Advisor of the Company’s real estate-related investments, cash, other assets, mortgage debt and other liabilities as described in Item 8.01 of the Valuation 8-K. The Board of Directors approved $3.65 as the EVPS of the Common Stock, which determination is ultimately and solely the responsibility of the board of directors.

The Valuation 8-K is available for free on the SEC’s website at www.sec.gov. As with any valuation methodology, the methodologies used were based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different EVPS of the Common Stock, and this difference could be significant. Further, the value of the Shares will fluctuate over time in response to developments related to individual assets in the Company’s portfolio and the management of those assets, in response to the real estate and finance markets and due to other factors. For important information regarding the methodologies, assumptions and limitations of the EVPS, see the Valuation 8-K.

•	The Offeror states in the Offer to Purchase, based on its review of The Direct Investments Spectrum, an independent secondary market reporting publication, that there were “82 trades of Shares on secondary markets during the February 2016 - September 2016 period, at prices ranging from 3.18 - 2.35, with an average sale price of $2.78 per Share.” The Offeror acknowledges that the information published by The Direct Investments Spectrum is believed to be the product of its private market research and does not constitute the comprehensive transaction reporting of a securities exchange. As such, the Board of Directors cautions Stockholders against relying on reports regarding secondary market and other transactions as an indication of value of the Shares given the small size of the trading market. In addition, the Offeror notes that in the fourth quarter of 2016, a party unaffiliated with the Company or the Offeror commenced an unsolicited offer for Shares of Common Stock at an offer price of $2.23 per Share. We note that in the Schedule TO, the Offeror mistakenly states that the offer price was $2.28 per Share. The Offeror states that it does not know whether the foregoing information is accurate or complete and is unaware of any other recent trading prices.

•	Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Offeror to make a profit by purchasing the Shares at a deeply discounted price relative to the Estimated Range of Liquidating Distributions of $3.27 to $3.68 per Share and, as a result, deprives the Stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full value of the Shares. In that regard, the Board of Directors notes that, in the Offeror’s own words: “The [Offeror] is making the [Tender] Offer for investment purposes and with a view to making a profit for itself. In establishing the purchase price of $2.56 per Share, the [Offeror] is motivated to establish a price which might be acceptable to some [Stockholders] and is consistent with the [Offeror’s] objectives.” The Offeror also states that “[a]s a result of the limited sale alternatives for [Stock]holders, the [Offeror] may not need to offer as high a price for the Shares as [it] would otherwise.”

•

The Offeror states that it considered the Estimated Range of Liquidating Distributions of $3.27 to $3.68 per share in determining the Offering Price as described in the Offer to Purchase. Another of the factors the Offeror used to determine the Offer Price was a “discount to potential liquidation value that is acceptable to

Offeror given the illiquidity of the Shares….” However, the Offeror does not provide any analysis as to how it arrived at such discount. The Offeror does state that another factor it used to determine the Offer Price was its “desire to set an Offer Price that will be acceptable to some [Stockholders] and will also enable [the Offeror] to make a profit by holding on to the Shares until the [Company] is liquidated.” In other words, the Offeror created a “discount” calculated to arrive at an offer price the Offeror believed was just high enough to persuade a sufficient number of Stockholders to tender and sell their Shares to the Offeror. As previously stated, the Board of Directors believes that the Offer Price represents a significant “discount” to the Estimated Range of Liquidating Distributions of $3.27 to $3.68 per Share.

•	The Offeror acknowledges that it “… did not obtain current independent valuations or appraisals of the [Company’s] assets” and that it “is not an appraiser of real estate, and did not attempt to estimate specific values for specific properties owned by the [Company].” The Offeror further states “No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the [Offeror] or any affiliate of the [Offeror] as to such fairness.” The Board of Directors and the Company’s management believe this illustrates the lack of credibility of the Offeror’s valuation methods and the inadequacy of the Offer Price.

•	The Tender Offer is subject to certain conditions, some of which provide the Offeror with the “reasonable” discretion to determine whether the conditions have been met, such as the Offeror’s determination as to whether there has been any change or development that is or will be materially adverse to the Company or that will have a material adverse effect on the value of the Shares. In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Offeror implies, or with the same terms and conditions, including without limitation, the Offer Price.

In addition, the Offeror has not included an automatic withdrawal option as part of the Tender Offer, which option is commonly included in similar offers. Such an option would allow stockholders to indicate that they only wish to sell all or none of their Shares. Without the inclusion of this option, Stockholders may only be able to sell a portion of their Shares in certain circumstances.

•	As noted in its public filings, the Board of Directors also acknowledges that the Company’s share redemption program (the “SRP”) only provides Stockholders with liquidity in certain limited circumstances. Stockholders may sell their Shares to the Company in connection with a Stockholder’s death, “qualifying disability,” or “determination of incompetence” (each as defined in the SRP and, together with redemptions sought in connection with a Stockholder’s death, “Special Redemptions”). Such Special Redemptions are also limited to an annual dollar amount determined by the Board of Directors, which may be reviewed during the year and increased or decreased upon ten business days’ notice to the Stockholders. The SRP sets the dollar amount limitation for redemptions pursuant to the SRP for calendar year 2017 at $10.0 million in the aggregate, as may be reviewed and adjusted from time to time by the Board of Directors.

The SRP sets the redemption price per Share of the Common Stock eligible for redemption at (i) $3.475 (which represents the mid-point of the Estimated Range of Liquidating Distributions of $3.27 to $3.68 per Share) less (ii) the amount of any liquidating distributions on such Share declared by the Board of Directors that have a record date prior to the redemption date for such Share. The redemption price per Share of the Common Stock eligible for redemption on the February 28, 2017 redemption date will equal $3.475. The Company will report the redemption price in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the SEC.

The SRP provides that the Company may amend, suspend or terminate the SRP for any reason upon ten days’ notice to the Stockholders. The Company may provide notice by including such information (i) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the SEC or (ii) in a separate mailing to the Stockholders. Notwithstanding the foregoing, the Board of Directors considered that, throughout its public offering of Shares, the Company’s prospectus disclosed that because of the limited liquidity of the Shares, investors should purchase Shares only as a long-term investment.

•	The Offeror’s Schedule TO and related documents contain errors and confusing language relating to the Company and other matters, making some of the Offeror’s disclosure unclear:

•	On the page following the cover page of the Schedule TO, the Offeror states that it is offering to purchase up to “9,26,000” Shares, when throughout the Schedule TO and other documents, the Offeror states that it is offering to purchase up to “9,260,000.”

•	Throughout its materials, the Offeror states (as it does on the first page of the Offer to Purchase) that “the [Company] last estimated net proceeds from liquidation could range from $3.27 to $3.68 per share …” (emphasis added). This language intimates that the Company had disclosed the Estimated Range of Liquidating Distributions , or a different range in estimated liquidating distributions prior to the disclosure in its preliminary proxy statement filed with the SEC on October 7, 2016 when, in fact, it had not.

•	In the Offer to Purchase, under “Determination of the Offer Price,” the Offeror states that the Company’s most recent EVPS was as of December 8, 2015. This statement is not accurate, as the Company disclosed an updated EVPS in the Valuation 8-K on October 7, 2016, as discussed above.

•	Throughout its materials, the Offeror incorrectly intimates that the Company’s Plan of Liquidation was still pending approval by the Company’s stockholders when, as described above under Item 4, “The Solicitation or Recommendation – Solicitation Recommendation,” and in other Items herein, the Company’s stockholders approved the Plan of Liquidation on January 27, 2017. The Company disclosed this information in Current Reports on Form 8-K, filed with the SEC on January 27, 2017 and January 31, 2017, prior to the February 1, 2017 filing of the Offeror’s Schedule TO. For example, in the Offer to Purchase under Determination of Offer Price, the Offeror states “if the Plan of Liquidation proposed at [the Annual Meeting] were approved …” (emphasis added). The Offeror also makes a similar statement in the “Notification of Higher Offer to Purchase” dated as of February 1, 2017.

•	In the Offer to Purchase, under “Determination of the Offer Price,” the Offeror states that an “unaffiliated third part made an offer to purchase Shares in the 4th Quarter of 2016 for $2.28 per Share ….” This statement is not accurate. The Company disclosed the applicable offering price of $2.23 per share in Exhibit 99.1 to a Current Report on Form 8-K filed with the SEC on October 17, 2016.

•	In the Offer to Purchase, under “Determination of the Offer Price,” among other inaccuracies related to the SRP, the Offeror states that the price paid for Shares redeemed as Special Redemptions under the SRP is “equal to the most recently determined NAV.” As stated above under Item 4, “The Solicitation or Recommendation – Reasons for the Recommendation – The Key Reasons for the Recommendation,” the SRP sets the redemption price per Share of the Common Stock eligible for redemption at (i) $3.475 (which represents the mid-point of the Estimated Range of Liquidating Distributions of $3.27 to $3.68 per Share) less (ii) the amount of any liquidating distributions on such Share declared by the Board of Directors that have a record date prior to the redemption date for such Share. The Company disclosed this information in a Current Report on Form 8-K, filed with the SEC on January 27, 2017.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that, because there is no trading market for the Shares, an individual

Stockholder may determine to tender based on, among other considerations, his or her liquidity needs, despite the Stockholders’ approval of the Plan of Liquidation. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors (i) makes no assurances with respect to the amount or timing of future liquidating distributions, despite the Stockholders’ approval of the Plan of Liquidation, and (ii) also acknowledges that (a) it may amend, suspend or terminate the SRP without Stockholder approval upon ten days’ notice and (b) because the SRP only provides Stockholders with the ability to redeem Shares pursuant to Special Redemptions, as described above, Stockholders should consider these limited circumstances in which the SRP may provide liquidity and their own needs for liquidity when making a decision as to whether to tender their Shares to the Offerors pursuant to the Tender Offer.

(d)     Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own) or currently intend to sell such Shares.

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer or otherwise.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On December 30, 2016, pursuant to the SRP, the Company redeemed eligible Shares that qualified for Special Redemptions of approximately 96,045 Shares at $3.65 per Share, for an aggregate price of approximately $0.4 million. For more information on the SRP, see Item 4 above.

During the 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken, and is not engaged in any, negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

There is no transaction, board resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8.	ADDITIONAL INFORMATION.

Forward-Looking Statements

Certain statements contained in this Schedule 14D-9, other than historical facts, may be deemed to be forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of representatives of the Advisor, the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,”

“intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management.

There are many factors that may affect the amount of liquidating distributions the Company will ultimately pay to the Stockholders, including, among other things, the ultimate sale price of each asset, changes in market demand for office, industrial and bank branch properties during the liquidation process, the amount of taxes, transaction fees and expenses relating to the liquidation and dissolution, and unanticipated or contingent liabilities arising after November 10, 2016, the date of the Company filed the 2016 Proxy Statement. No assurance can be given as to the amount of liquidating distributions the Company will ultimately pay to the Stockholders. If the Company underestimated its existing obligations and liabilities or if unanticipated or contingent liabilities arise, the amount of liquidating distributions ultimately paid to the Stockholders could be less than estimated. Actual events may cause the value and returns on the Company’s investments to be less than that used for purposes of determining the Estimated Range of Liquidating Distributions.

Forward-looking statements also depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels and lease rates at its real estate properties; the Company’s ability to sell its real estate properties at the times and at the prices it expects; the ability of the Company to make strategic asset sales to fund its short and long-term liquidity needs; the Company’s ability to successfully operate and sell certain of its properties given the concentration of these properties in the financial services sector; the borrower under the Company’s real estate loan investment continuing to make required payments under the loan documents; the Advisor’s limited experience operating and selling bank branch properties; and other risks identified in “Risk Factors” in the 2016 Proxy Statement and in Part I, Item 1A, “Risk Factors” in the 2015 Annual Report, each as filed with the SEC, which sections are incorporated by reference herein.

ITEM 9.	EXHIBITS.

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KBS REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Jeffrey K. Waldvogel
Name:	Jeffrey K. Waldvogel
Title:	Chief Financial Officer

Dated: February 13, 2017

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Text of Letter to the Company’s Stockholders, dated February 20, 2017*

(a)(2)	Text of Letter/Email to Financial Advisors

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 16, 2016**

(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on November 10, 2016**

(e)(3)	The Company’s Current Report on Form 8-K, filed with the SEC on October 7, 2016**

(g)	Not applicable

*	Included in copy mailed to Stockholders.
**	Incorporated herein by reference.